Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources”, “Randgold”, the “company and the “group”)

STRONGLY PLACED FOR FURTHER GROWTH, RANDGOLD EYES FRESH PROSPECTS

London, 28 March 2013 — After a year in which it drove production and profit to record heights, Randgold Resources is rapidly advancing its further growth projects and examining new joint-venture opportunities generated by stress in the gold mining industry’s junior sector, says chief executive Mark Bristow.

Writing in Randgold’s 2012 annual report, published today, Bristow says the company’s top priority is to deliver on its promise to pour first gold at the giant Kibali project in the Democratic Republic of Congo before the end of 2013. Other focus areas include ramping up production at Randgold’s flagship Loulo-Gounkoto complex in Mali and completing a feasibility study on a new underground mine at Gounkoto.

Despite capital expenditure of US$562.3 million last year, mainly on Kibali, Randgold’s cash and gold on hand at the end of 2012 totalled US$403 million, which means the company is well placed to fund its future growth, Bristow says.

“Our exploration teams are hunting for additional resources for our mines as well as fresh targets that will produce our next big discovery. Throughout the group, we will sustain a strong emphasis on growing production and containing costs, and our overall objective remains the creation and delivery of value to all our stakeholders,” he says.

“At the corporate level, we are looking at joint venture opportunities generated by the current state of the industry. We also intend to continue to work with the governments of our host countries, guided by our partnership philosophy, to head off short-sighted changes to their mining codes.”

Also in the report, chairman Philippe Liétard notes that the partnership philosophy is an integral part of everything Randgold does.

“Over the past year it again showed its merit by cushioning the company against the upheavals in Mali, providing a supportive environment for its operations and helping Kibali to advance rapidly. Like all close relationships, Randgold’s partnerships with its host governments are occasionally strained but these moments are invariably overcome when the overriding considerations of common interests and shared values reassert themselves,” he says.

The 2012 annual report has been posted to shareholders and is available for viewing and/or downloading from Randgold’s website at www.randgoldresources.com. A copy of the 2012 annual report has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do. A copy of the 2012 annual report will also be submitted to Randgold’s annual general meeting to be held on 29 April 2013.

Once Randgold has filed its annual report on Form 20-F for the 12 months ended 31 December 2012 with the US Securities and Exchange Commission, expected later today, that report will also be available for viewing and/or downloading from Randgold’s website and at www.sec.gov.

ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.